

March 5, 2012

Via E-Mail

Lawrence T. Yanowitch, Esq.
Morrison & Foerster LLP
1650 Tysons Boulevard, Suite 400
McLean, VA 22102

> **Re:** **ATS Corporation**
> **Schedule TO-T filed February 28, 2012 by Atlas Merger Subsidiary,**
> **Inc. and Salient Federal Solutions, Inc.**
> **SEC File No. 005-81087**

Dear Mr. Yanowitch:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Summary Term Sheet, page 4

1. We note in the response to "What is the Top-Up Option and when could it be exercised?" that you may only acquire top-up shares to own one share more than 90% of the outstanding shares. Please revise your disclosure to quantify the number of shares available for the top-up option and clearly state whether the available shares would allow you to increase your ownership from 75% of the outstanding shares (thus satisfying the Minimum Condition) to one share more than 90% of the shares.

Introduction, page 11

2.   We note your disclosure that "[t]here is no financing condition to the Offer" but
        that "Purchaser has the right to terminate the Merger Agreement if all conditions to
        the Offer have been satisfied and financing is not available…" It appears that,
        despite your language stating otherwise, the offer is subject to a financing
        condition. Generally, when an offer is not financed, or when a bidder's ability to
        obtain financing is uncertain, a material change will occur in the information
        previously disclosed when the offer becomes fully financed. Under Rule 14d-
        3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO
        disclosing this material change. Please confirm that you will disseminate the
        disclosure of this change in a manner reasonably calculated to inform security
        holders as required by Rule 14d-3(b)(1). In addition, please confirm that five
        business days will remain in the offer following disclosure of the change or that
        the offer will be extended so that at least five business days remain in the offer.
        Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and
        24296 (April 3, 1987).

Terms of the Offer, page 12

3.   Please tell us why the periods over which you measures the triggering of a
        condition (pages 13 and 56 of the offer to purchase) begin on February 21, 2012
        while the offer was commenced on February 28, 2012. If you do not revise such
        date to be the same as the offer's commencement date, please disclose whether
        any such condition was triggered prior to the commencement of the offer.

Certain Information Concerning the Company, page 23

4.   Please revise the last paragraph of this section to remove the implication that the
        filing persons may disclaim responsibility for their own disclosure.

Source and Amount of Funds, page 25

5.   Please revise the disclosure in the second paragraph under the caption "Equity
        Commitment Letter" to explain the meaning of the phrase "*substantially
        simultaneous* consummation of the transactions contemplated by the Merger
        Agreement" (emphasis added).

Certain Conditions of the Offer, page 55

6.   We note you have reserved the right to assert the occurrence of any of the
        conditions to the offer "at any time and from time to time" in the first paragraph
        of page 57. Defining the conditions as an ongoing right that may be asserted at
        any time and from time to time suggests that conditions to the offer may be raised

or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Please make similar revisions elsewhere in your offer document, as necessary.

7.   We note the language in the last paragraph in this section that the bidders' failure "at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right." If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

8.   Please refer to the same paragraph referenced immediately above. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions